     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 1995.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.     1    )
                                            ------

                              SIERRA TAHOE BANCORP
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK   NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  826497-10-9
-------------------------------------------------------------------------------
                                (CUSIP Number)

              Allen H. Blake, Senior Vice President, First Banks, Inc.
                       135 N. Meramec, Clayton, MO 63105
                                (314) 854-4600
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 17, 1995
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   THIS STATEMENT CONTAINS SIX (6) PAGES AND THE EXHIBIT INDEX IS ON
                            PAGE FIVE (5).

                             SCHEDULE 13D

------------------------------                      ---------------------------
CUSIP NO.  826497-10-9                                       PAGE 2 OF 6 PAGES
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TIDAL INSURANCE LIMITED
           66-0420778
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>  (a)   / /
                                                             (b)   /X/

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS<F*>

           Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO   / /
           ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH WEST INDIES
-------------------------------------------------------------------------------
   NUMBER OF

    SHARES        7      SOLE VOTING POWER

 BENEFICIALLY            282,900 Common - Right to Acquire (Convertible
                         Debentures)
               ----------------------------------------------------------------
  OWNED BY        8      SHARED VOTING POWER

    EACH                     NONE
               ----------------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER

   PERSON                282,900 Common - Right to Acquire (Convertible
                         Debentures)
    WITH       ----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                             NONE
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       282,900 Right to Acquire Common Shares - (Convertible Debentures)
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES<F*> / /

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9% Right to Acquire Common Shares - (Convertible Debentures)
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

           IC, CO
-------------------------------------------------------------------------------
                   <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

       The statement on Schedule 13D filed by the reporting person on September 29, 1995 to report ownership of shares of the Common
Stock, no par value (the "Common Stock") and 8-1/2% Convertible Subordinated Debentures due February 1, 2004 (the "Debentures"), issued by Sierra Tahoe Bancorp, 10181 Truckee Tahoe Airport Road, Truckee, California 96161 ("Sierra"), is hereby amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Not applicable. This amended statement is being filed by Tidal to report the disposition of 30,400 shares of Common Stock of Sierra and the purchase and disposition of $235,000 principal amount of Debentures. The aggregate selling price of the Common Stock and the Debentures was $608,800 and the purchase price of the Debentures was $284,350. Additionally, $102.00 was disbursed for commissions and handling and the Debenture accrued interest amounts adjusted.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a) The aggregate percentage of shares of Common Stock reported owned by Tidal is based upon 2,580,079 shares outstanding at August 31, 1995, as indicated in a response to an inquiry made to the Chief Financial Officer of Sierra, plus 282,900 shares, representing the conversion of Tidal's Debentures to Common Stock at a conversion price of $10.00, or total shares of 2,862,979. On October 20, 1995, Tidal beneficially owned $2,829,000 principal amount of debentures or, based on a conversion price of $10.00, the equivalent of 282,900 Common Stock represented by the Debentures, or approximately 9.88% of such number of shares.

       (b) Tidal beneficially owns $2,829,000 principal amount of the Debentures and upon conversion of the Debentures, assuming a conversion price of $10.00, Tidal would beneficially own 282,900 shares of Common Stock and have the sole power to vote and dispose of such shares.

       (c) All transactions in the shares of Common Stock and Debentures effected by Tidal during the past sixty days are described on Exhibit 5(c) attached hereto. All such shares were purchased or sold through a broker-dealer.

        (d-e) Not Applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Exhibit 5(c) - Transactions in the Common Stock and Debentures effected during the past sixty days.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TIDAL INSURANCE LIMITED


Date:      October 20     , 1995        By:  /s/ James F. Dierberg
      --------------------                  ----------------------------
                                            James F. Dierberg, President

                                EXHIBIT INDEX



EXHIBIT NO.                                           PAGE NO.
-----------                                           --------

Exhibit 5(c)                                             6


                                     EXHIBIT 5(c)

                               TIDAL INSURANCE LIMITED

                    (Transactions Effected Within Past 60 Days)

PURCHASES AND SALES OF COMMON STOCK

IDENTITY OF                                                        NUMBER OF            PRICE PER
PURCHASER/SELLER                           DATE OF PURCHASE        SHARES PURCHASED     SHARE
Tidal Insurance Limited                    September 5, 1995          10,000           $10.3125
                                           September 6, 1995           5,000            10.3750
                                           September 19, 1995          5,000            10.7500
                                           September 21, 1995          5,000            10.8125
                                           September 22, 1995          2,000            10.8125
                                           September 27, 1995          3,400            11.1250

                                                                    NUMBER OF        PRICE PER
                                           DATE OF SALE             SHARES SOLD        SHARE
                                           October 11, 1995           30,400          $10.7500

PURCHASES AND SALES OF 8-1/2% CONVERTIBLE SUBORDINATED DEBENTURES

IDENTITY OF                                                       PRINCIPAL          PRICE PER
PURCHASER/SELLER                           DATE OF PURCHASE       AMOUNT PURCHASED      UNIT
Tidal Insurance Limited                    September 11, 1995         50,000           $112.00
                                           September 13, 1995        200,000            116.75
                                           September 21, 1995        300,000            113.50
                                           September 27, 1995        250,000            119.00
                                           September 28, 1995        580,000            121.25
                                           September 29, 1995        150,000            121.25
                                           October 2, 1995           235,000            121.00

                                                                   PRINCIPAL         PRICE PER
                                           DATE OF SALE            AMOUNT SOLD            UNIT
                                           October 17, 1995          235,000           $120.00


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